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                          July 6, 2020

       Yaniv Sarig
       Chief Executive Officer
       Mohawk Group Holdings, Inc.
       37 East 18th Street, 7th Floor
       New York, New York 10003

                                                        Re: Mohawk Group
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 1, 2020
                                                            File No. 333-239614

       Dear Mr. Sarig:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Geoff
Kruczek at (202) 551-3641 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Jeffrey T. Hartlin